Exhibit 99.1

Uranium Royalty Corp. to Acquire U.S. Uranium Royalty Portfolio from Anfield Energy Inc.

DESIGNATED NEWS RELEASE

Vancouver, British Columbia, Canada, November 17, 2022 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V: URC) (“URC” or the “Company”) is pleased to announce that its wholly-owned subsidiary has entered into an agreement with Anfield Energy Inc. (“Anfield”) to acquire a portfolio of royalties on U.S. projects, comprised of:

●	U.S. Conventional Mining Royalty Portfolio:

○	a 2% gross value royalty on portions of the San Rafael Project, located in Utah, USA and operated by Western Uranium & Vanadium Corp.(“Western”);

○	a 2 – 4% sliding scale gross value royalty on portions of the Whirlwind Project, located in Colorado and Utah, USA and operated by Energy Fuels Inc. (“Energy Fuels”); and

○	a 1% gross value royalty (applicable to uranium and vanadium sales) on portions of the Energy Queen project, located in Utah, USA and operated by Energy Fuels.

●	U.S. In-Situ Recovery (ISR) Royalty:

○	a 2 – 4% sliding scale royalty on portions of the Dewey Burdock Project located in South Dakota, USA and operated by enCore Energy Corp. (“enCore”)

The consideration payable to Anfield at closing is US$1.5 million in cash. The closing of the transaction is subject to customary conditions, including the approval of the TSX Venture Exchange.

Scott Melbye, Chief Executive Officer of URC stated: “We are very pleased to enter into this transaction with Anfield which expands URC’s American uranium interests at a time when heightened geopolitical risks, and focus on energy independence, put a premium on uranium assets not under the control, or influence, of Russia or China.”

Mr. Melbye continued: “The Biden Administration continues to pursue Bipartisan legislative solutions in the United States House and Senate to revitalize the American domestic nuclear fuel cycle, and these investments fit squarely in support of those initiatives”.

Uranium Energy Corp. holds more than 10% of the outstanding shares of each of the parties and, therefore, Anfield and URC are considered “Non-Arm’s Length Parties” under the policies of the TSX Venture Exchange.

The Dewey-Burdock Project

The Dewey-Burdock Project is an advanced stage ISR uranium project located in the Edgemont uranium district of South Dakota, USA. enCore owns the project through a subsidiary, Azarga Uranium Corp. (“Azarga”). enCore has disclosed that the project has been issued its key permits.

The project consists of 12,613 surface acres and 16,962 net mineral acres. The royalty is calculated based on a sliding scale of 2 – 4% of the market price of uranium at the time of production, calculated at 2% of the market price where the market price is less than US$25 per pound, 3% when the market price is between US$25 and US$40 per pound and 4% when the market price is over US$40 a pound. The royalty covers a portion of the project, estimated to be approximately 20% of the current surface area, which the Company believes is an area of development focus.

The Company also holds an existing royalty equal to 30% net proceeds received by the payor from the sale of minerals, less certain deemed production costs, which applies to portions of the Dewey-Burdock Project. The proposed acquisition is expected to more than double the Company’s overall royalty coverage at the project.

In its Annual Information Form for the year ended December 31, 2021, enCore disclosed a preliminary economic assessment for the Dewey-Burdock Project completed by Azarga in 2020 that included a mineral resource estimate of 17.1 Mlbs of U3O8 in the measured and indicated categories (7.4 million short tons, at an average grade of 0.116%) and 0.7 Mlbs in the inferred category (0.65 million short tons at an average grade of 0.055%). The preliminary economic assessment stated all values in U.S. dollars and used a constant uranium price of US$55 per pound. The preliminary economic assessment estimated post-tax net earnings over the life of the project of US$324.4 million, a post-tax internal rate of return of 50% and a net present value of US$147.5 million applying an 8% discount rate. enCore has not yet indicated if it will update the preliminary economic assessment to make the study current after the acquisition of Azarga. The foregoing preliminary economic assessment is preliminary in nature and is provided for illustrative purposes only. The preliminary economic assessment includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

The San Rafael Project

The San Rafael Project is a development stage project located in Emery County, Utah. The core uranium deposit of the San Rafael Uranium Project is the Deep Gold deposit. The royalty is comprised of a 2% gross value royalty on 136 of 146 unpatented federal mining claims. The gross value is calculated as either actual proceeds of sales of uranium or vanadium, less certain expenses relating to weighing, assaying, analysis, sales brokerage costs, allowable transportation costs and allowable taxes or, in the case of non-arms’ length sales, the market value of such products as determined in accordance with the underlying royalty agreement. Royalty payments may be taken in-kind under the agreement.

Western has disclosed a historic resource estimate for the entire San Rafael Uranium Project comprised of 758,000 tons at 0.225% U3O8 containing 3,404,600 lbs. in the indicated category and 453,800 tons at 0.205% U3O8 containing 1,859,500 lbs. U3O8 in the inferred category.

The estimate was set forth in a historic technical report prepared for Pinon Ridge Mining LLC titled “NI 43-101 Technical Report on the San Rafael Uranium Project” with an effective date of November 19, 2014. The Company is treating such estimate as historical in nature and notes that a qualified person has not done sufficient work to classify the historical estimates as current mineral resources. The Company is referencing such historic estimate for illustrative purposes, as the Company believes it provides readers with relevant information regarding the San Rafael Project. There are numerous uncertainties inherent in the historical estimate, which is subject to all of the assumptions, parameters and methods used to prepare such historical estimate.

About Uranium Royalty Corp.

Uranium Royalty Corp. is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the Nasdaq. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Note on Technical Disclosure

Darcy Hirsekorn, the Company’s Chief Technical Officer, has supervised the preparation of and reviewed the technical information contained in this presentation. He holds a B.Sc. in Geology from the University of Saskatchewan, is a qualified person as defined in National Instrument 43-101 and is registered as a professional geoscientist in Saskatchewan.

Except where otherwise stated, information respecting the Dewey-Burdock project has been derived from a technical report titled “Preliminary Economic Assessment, Dewey-Burdock Uranium ISR Project, South Dakota, U.S.A.”, with an effective date of December 3, 2019, and from other the public disclosures of enCore Energy and Azarga. Information regarding the other projects referenced herein has been derived from the public disclosures of the applicable operator or owner. As a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to U.S. domestic issuers Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking information”, including those regarding the Company’s expectations regarding the transaction contemplated herein, the benefits thereof and expectations regarding the development of uranium and nuclear policy in the U.S.. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, any inability to satisfy the conditions to the transaction announced herein, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange (the “TSX-V”) nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.